EXHIBIT 99.1

SEANERGY, BET AND MCS UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Accounting Treatment

The accompanying unaudited pro forma condensed consolidated statements of income give pro forma effect to (i) Seanergy Maritime Holding Corp.'s, or Seanergy's, acquisition of a 50% ownership interest in Bulk Energy Transport (Holdings) Limited, or BET, which was completed on August 12, 2009, (ii) Seanergy's acquisition of a 51% ownership interest in Maritime Capital Shipping Limited, or MCS, which was completed on May 20, 2010, and (iii) Seanergy's acquisition of the remaining 49% ownership interest in MCS, which was completed on September 15, 2010. We control BET through our right to appoint a majority of the BET board of directors. The acquisitions were accounted for under the acquisition method of accounting and accordingly, the net assets acquired have been recorded at their fair values.

Basis of Accounting — The consolidated financial statements have been prepared in accordance with U.S. GAAP.

The unaudited pro forma summary financial information is for illustrative purposes only. You should not rely on the unaudited pro forma condensed statement of income for December 31, 2009 or the six month period ended June 30, 2010 as being indicative of the historical financial position and results of income that would have been achieved had the business combination been consummated as of January 1, 2009.

The unaudited pro forma condensed statement of income for the year ended December 31, 2009 has been derived from (i) the audited (historical) statement of income of Seanergy and its subsidiaries for the year ended December 31, 2009 (ii) the the unaudited statement of income of BET for the six months ended June 30, 2009 as converted to U.S. GAAP from IFRS; (iii) the unaudited statement of income of BET for the period from July 1, 2009 to August 12, 2009; and (iv) the unaudited statement of income of MCS for the year ended December 31, 2009 converted to U.S. GAAP from IFRS. In addition, for MCS there are certain adjustments made to the pro forma statement of income to reflect the disposals of eight vessels for the year ended December 31, 2009, that were not part of the acquisition by Seanergy.

The unaudited pro forma condensed statement of income for the six month period ended June 30, 2010 has been derived from (i) the unaudited (historical) statement of income of Seanergy and its subsidiaries for the six month period ended June 30, 2010; and (ii) the unaudited statement of income of MCS for the period from January 1, 2010 to May 20, 2010 converted to U.S. GAAP from IFRS. In addition, for MCS there are certain adjustments made to the pro forma statement of income to reflect the disposals of eight vessels for the six month period ended June 30, 2010, that were not part of the acquisition by Seanergy.

The pro forma adjustments primarily relate to the allocation of the purchase price, including adjusting assets and liabilities to fair value with related changes in depreciation and amortization expense.

Seanergy Maritime Holdings Corp., Bulk Energy Transport (Holdings) Limited and Maritime Capital Shipping Limited
Unaudited Pro Forma Consolidated Statement of Income
For the year ended December 31, 2009

		Bulk Energy	Maritime			Pro Forma Including Fair Value Adjustments and adj for the period 7/1-8/12/09
	Seanergy (G1)	Transport (G2)	Capital Shipping	Disposal of 8 vessels		Debit		Credit		Total Pro Forma
Revenues:
Vessel revenue – related party	83,903	17,481	-	-		-		4,720	(G3)	106,104
Vessel revenue – non-related party	6,340	-	87,427	(33,538)	(N1)	-		-		60,229
Commissions – related party	(2,226)	-	-	-		-		-		(2,226)
Commissions –non related party	(120)	-	-	-		-		-		(120)
Vessel revenue	87,897	17,481	87,427	(33,538)				4,720		163,987

Expenses:
Direct voyage expenses	(753)	(2,524)	-	-		639	(G3)	-		(3,916)
Vessel operating expenses	(16,222)	(5,592)	(17,313)	7,579	(N1)	1,195	(G3)			(32,743)
Voyage expenses – related party	(1,119)	-	-	-		-		-		(1,119)
Management fees – non related party	-	-	(1,044)	473	(N1)					(571)
Management fees - related party	(1,715)	(723)		-		168	(G3)	-		(2,606)
General and administration expenses	(5,928)	-	(2,524)	85	(N1)	27		-		(8,394)
General and administration expenses – related party	(742)	-	-	-		-		-		(742)
Depreciation	(26,812)	(10,550)	(25,735)	14,617	(N1)	763	(G3)	5,560	(G4)	(41,706)
								1,977	(D1)
Amortization of deferred dry-docking costs	(1,045)	(1,180)	(1,951)	1,166	(N1)	-		1,180	(G5)	(1,045)
								785	(D2)
Vessels' impairment loss	-	-	(112,497)	112,497	(N2)	-		-		-
Gain from acquisition	6,813	-	-			-		-		6,813
Operating Income (Loss)	40,374	(3,088)	(73,637)	102,879		2,792		14,222		77,958

Other Expenses:
Interest and finance costs	(7,230)	(1,953)	(8,974)	3,410	(N1)	1,519	(G6)	178	(D4)	(16,457)
						369	(D3)
Interest and finance costs – shareholders	(386)	-	-	-		-		-		(386)
Interest income – money market funds	430	2,358	53	(12	)(N1)	-		212	(G3)	3,041
Loss on interest rate swaps	(1,575)	-	(8,356)	4,282	(N1)	-		-		(5,649)
Income tax	-	-	(359)	-		-		-		(359)
Foreign currency exchange gains (losses), net	(44)	-		-		-		7	(G3)	(37)
Other Income (Expense)	(8,805)	405	(17,636)	7,680		1,888		397		(19,847)

Net income (loss)	31,569	(2,683)	(91,273)	110,559		4,680		14,619		58,111

Less: Net Income/(Loss) Attributable to the Noncontrolling interest	1,517	-		-		2,356	(E1)	-	(E1)	(839)

Net Income/(Loss) attributable to Seanergy	30,052	(2,683)	(91,273)	110,559		2,324		14,619		58,950

Net Income per common share
Basic	1.16									1.16
Diluted	1.00									1.07

Weighted average common shares outstanding (Note 8)
Basic	25,882,967									50,644,872
Diluted	30,529,281									55,291,186

Pro Forma Adjustments and Eliminations (in thousands of U.S. dollars, except for share and per share data, unless otherwise stated):

(G1)      Derived from the consolidated statement of income of Seanergy Maritime Holdings Corp. and subsidiaries for the year ended December 31, 2009.

BET Acquisition

(G2)         As reported under U.S. GAAP for the six months period ended June 30, 2009.
(G3)	Represents the additional revenue, operating and other expenses for the BET Vessels operating from July 1, 2009 to August 12, 2009.
(G4)	Represents adjustments to the depreciation expense for BET operating from July 1, 2009 to August 12, 2009.
(G5)        To eliminate amortization of drydocking costs for BET due to fair value adjustments.
(G6)	To adjust interest and finance costs and deferred financing costs for BET of $1,519, as if the increased margin and prepayment was effective from January 1, 2009.

MCS Acquisition

(D1)	To adjust depreciation expense based on the fair value of the vessels as of the date of acquisition.
(D2)	To eliminate the amortization of dry-docking costs due to fair value adjustments.
(D3)	To adjust interest and finance costs, as if the increased margin was effective from January 1, 2009.
(D4)	To eliminate amortization of deferred financing costs.

Note 1: Subsequent to December 31, 2009, Maritime Capital Shipping disposed of eight vessels, the related debt and other assets and liabilities.   These transactions have been adjusted in the pro forma schedule to be able to better reflect the business acquired by Seanergy and the pro forma impact.

(N1)	Reflects the operations of the 8 disposed vessels for the year ended December 31, 2009.

(N2)	For the year ended December 31, 2009, under US GAAP all impairment losses relate to the 8 disposed vessels.

(E1)	To reflect non controlling interest of 50% ownership in BET.

Basic:	2009
Net income	$58,950

Weighted average of common shares outstanding — basic	50,644,872

Net income per common share-basic	$1.16
Diluted:
Net income	$58,950

Weighted average common shares outstanding	50,644,872
Effect of dilutive common stock equivalents	4,646,314
Pro forma weighted average number of common shares outstanding — diluted	55,291,186

Net income per common share-diluted	$1.07

Thus, as of December 31, 2009, securities that could potentially dilute basic EPS in the future that were included in the computation of diluted EPS as mentioned above are:

Convertible note – to related party	1,424,110
Contingently-issuable shares – earn-out	3,222,204
Total	4,646,314

Thus, as of December 31, 2009, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS as mentioned above are:

Underwriters purchase options - common shares	1,000,000
Underwriters purchase options - warrants	1,000,000
Private warrants	16,016,667
Public warrants	22,968,000
Total	40,984,667

Seanergy Maritime Holdings Corp. and Maritime Capital Shipping Limited Unaudited Pro Forma Consolidated Statement of Income For the six months ended June 30, 2010

						Pro Forma Including Fair Value Adjustments
	Seanergy (G1)		Maritme Capital Shipping (G2)	Disposals of 8 vessels		Debit		Credit		Total Pro Forma
Revenues:
Vessel revenue - related party	24,068		-							24,068
Vessel revenue - non-related party	18,138		26,692	(5,571)	(G7)					39,259
Commissions - related party	(826)		-							(826)
Commissions - non-related party	(559)		(844)	147	(G7)					(1,256)
Vessel revenue, net	40,821		25,848	(5,424)						61,245

Expenses:
Direct voyage expenses	(535)		(50)							(585)
Vessel operating expenses	(12,090)		(4,657)	2,008	(G7)					(14,739)
Voyage expenses - related party	(449)		-							(449)
Management fees - non related party	(58)		(360)							(418)
Management fees - related party	(1,171)		-							(1,171)
General and administration expenses	(2,622)		(1,415)	73	(G7)					(3,964)
General and administration expenses -related party	(348)		-	-		-		-		(348)
Depreciation	(12,917)		(5,409)	2,510	(G7)	253	(G3)			(16,069)
Amortization of deferred drydocking costs	(1,467)		(475)	158	(G7)			317	(G4)	(1,467)
Operating Income	9,164		13,482	(675)		253		317		22,035

Other expenses:
Interest and finance costs	(5,412)		(2,437)	511	(G7)	861	(G8)	124	(G5)	(8,075)
Interest income	281		3	-		-		-		284
Loss on interest rate swaps	(2,761)		(1,222)	-		-		-		(3,983)
Income tax	(31)		-	-		-		-		(31)
Foreign currency exchange gains (losses), net	90		(13)	-		-		-		77
Net Income	1,331		9,813	(164)		1,114		441		10.306

Less: Net (income) attributable to the NCI	(1,279)	(G6)	-	-		-		-		(1,279)

Net Income/(loss) attributable to Seanergy	52		9,813	(164)		1,114		441		9,027

Net Income per common share
Basic	$0.00									$0.15
Diluted	$0.00									$0.15

Weighted average common shares outstanding
Basic	60,276,226									60,276,226
Diluted	60,276,226									60,276,226

Pro Forma Adjustments and Eliminations (in thousands of U.S. dollars, except for share and per share data, unless otherwise stated):

(G1)	Derived from the consolidated statement of income of Seanergy Maritime Holdings Corp. and subsidiaries for the six months ended June 30, 2010.
(G2)	Derived from the MCS conversion from IFRS to US GAAP of the unaudited consolidated statement of operations for the period ended May 20, 2010.
(G3)	To adjust MCS depreciation expense based on the fair value of the vessels as of the date of acquisition.
(G4)	To eliminate amortization of deferred financing costs due to fair value adjustments.
(G5)	To eliminate amortization of dry-docking costs due to fair value adjustments.
(G6)	To reflect non controlling interest of 50% ownership in BET and 49% ownership in MCS.
(G7)	Reflects the operations of the 8 disposed vessels during 2010 and prior to the acquisition.
(G8)	To adjust interest and finance costs for MCS, as if the increased margin was effective from January 1, 2010.

Basic:	June 30, 2010
Net income	$9,027

Weighted average of common shares outstanding — basic	60,276,226

Net income per common share-basic	$0.15
Diluted:
Net income	$9,027

Weighted average common shares outstanding	60,276,226
Effect of dilutive common stock equivalents	-
Pro forma weighted average number of common shares outstanding — diluted	60,276,226

Net income per common share-diluted	$0.15

Thus, as of June 30, 2010, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS as mentioned above are:

Underwriters purchase options - common shares	1,000,000
Underwriters purchase options - warrants	1,000,000
Private warrants	17,155,584
Public warrants	22,968,000
Total	42,123,584

Maritime Capital Shipping Limited
Unaudited Consolidated Statement of Income
Conversion From IFRS to US GAAP
For the year ended December 31, 2009

	As Reported Under	Adjustments to Convert IFRS to US GAAP				As Presented Under
	IFRS	Debit		Credit		US GAAP

Revenues from vessels	87,427	-		-		87,427
Commissions	-	-		-		-
Cost of services	(50,715)	-		32,358	(B1)	-
				18,357	(B1)
Vessel Revenue, net	36,712	-		50,715		87,427

Vessel operating expenses	-	18,357	(B1)	1,044	(B1)	(17,313)
Management fees	-	1,044	(B1)	-		(1,044)
Administrative expenses	(2,622)	-		98	(B1)	(2,524)
Depreciation of assets	-	32,358	(B1)	4,770	(B2)	(25,735)
		98	(B1)	1,951	(B4)
Amortization of deferred drydocking costs	-	1,951	(B4)	-		(1,951)
Impairment of assets	(258,977)	-		146,480	(B3)	(112,497)
Operating Income Loss	(224,887)	53,808		205,058		(73,637)

Finance costs	(17,330)	-		8,356	(B1)	(8,974)
Finance income	53	-		-		53
Loss on interest rate swaps	-	8,356	(B1)	-		(8,356)
Net Income Loss	(242,164)	62,164		213,414		(90,914)

Income tax expense	(359)	-		-		(359)
Net Income Loss	(242,523)	62,164		213,414		(91,273)

Adjustments to Convert From IFRS to US GAAP (in thousands of U.S. dollars, unless otherwise noted):

(B1)	Reclassification to align with presentation of Seanergy's financial statements presentation.
(B2)	To adjust depreciation from 7/1 to 12/31/09 based on 30 years useful life in accordance with Seanergy's US GAAP accounting policy, as adopted on July 1, 2009.
(B3)
To reverse the impairment loss recorded under IFRS calculated for the 9 vessels acquired by Seanergy.  US GAAP and IFRS utilize different methodologies for calculating impairment loss.   Under US GAAP, if the undiscounted cash flows were used, there is no impairment loss for the nine vessels acquired.

(B4)	To reclassify the amortization of dry docking that is considered a component of vessel depreciation under IFRS.

Maritime Capital Shipping Limited
Unaudited Consolidated Statement of Income
Conversion From IFRS to US GAAP
For the period January 1, 2010 to May 20, 2010

	As Reported Under	Adjustments to Convert IFRS to US GAAP				As Presented Under
	IFRS	Debit		Credit		US GAAP

Revenues from vessels	29,616	2,924	(B1)	-		26,692
Commissions	(650)	194	(B1)	-		(844)
Vessel Revenue, net	28,966	3,118		-		25,848

Direct voyage expenses		60	(B4)	10	(B1)	(50)
Vessel operating expenses	(8,114)	11	(B2)	2,924	(B1)	(4,657)
		10	(B1)	194	(B1)
		-		360	(B1)
Management fees	-	360	(B1)	-		(360)
Administrative expenses	(1,528)	-		40	(B3)	(1,415)
				60	(B4)
				13	(B1)
Depreciation of assets	(5,409)	-				(5,409)
Amortization of deferred drydocking costs	(475)	-		-		(475)
Operating Income	13,440					13,482

Finance costs	(3,740)	-		1,222	(B1)	(2,437)
		-		81	(B1)
Finance income	3	-		-		3
Interest rate swap interest	-	1,222	(B1)	-		(1,222)
Other finance costs	81	81	(B1)	-		-
Foreign currency exchange losses	-	13	(B1)			(13)
Net Income	9,784	4,875		4,904		9,813

Income tax expense	237	237	(B5)	-		-
Net Income	9,784	5,112		4,904		9,813

Adjustments to Convert From IFRS to US GAAP (in thousands of U.S. dollars, unless otherwise noted):

(B1)	Reclassification to align with presentation of Seanergy's financial statements presentation.
(B2)	Represents additional operating expenses.
(B3)	To eliminate administrative expenses.
(B4)	To reclass administrative expenses.
(B5)	To eliminate tax expense related to eight vessels sold.